VIA EDGAR

ANTELOPE ENTERPRISE HOLDINGS LTD.

Room 1802, Block D, Zhonghai International Center

Hi-Tech Zone, Chengdu

Sichuan Province, PRC

May 1, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Mitchell Matthew Austin

RE:	Antelope Enterprise Holdings Ltd.
Registration Statement on Form F-3
File No. 333-295047
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so it will become effective on May 5, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Antelope Enterprise Holdings Ltd. (the “Company”) or its counsel may request by telephone call to the Staff.

Please contact Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8844, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Antelope Enterprise Holdings Ltd.

By:	/s/ Tingting Zhang
Name:	Tingting Zhang
Title:	Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq.

Darius R. Alam, Esq.

Carter Ledyard & Milburn LLP